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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire Closes Non-Brokered Private Placement

PR04-06

Vancouver, Canada (March 23, 2004):  David Caulfield, President and CEO of Rimfire Minerals Corporation reports the Company has closed the second tranche of the $2.45 million private placement announced February 17, 2004 (PR04-03) and March 9, 2004 (PR04-04). Rimfire raised gross proceeds of  $736,200 on March 23, 2004, from closing the non-brokered portion of the private placement. The Company sold 818,000 units at a price of 90 cents per unit. Each unit consists of one common share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $1.15 per share on or before September 23, 2005.

Global Resource Investments Ltd. will receive a fee of 40,000 units and an additional fee of 2,420 units will be paid to Michael J. De Villiers in connection with the financing. These units are on the same terms and conditions offered in the placement. Two directors and an officer of the Company purchased 160,000 units of the placement.

All securities issued under the financing are subject to a four-month hold period expiring July 24, 2004.

The proceeds from the private placement financing will be used for advancement of the Company’s exploration properties and for general corporate purposes.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold properties in British Columbia and Alaska. Partners include AngloGold (U.S.A.) Exploration Inc., Newmont Mining Company, Cangold Limited, Stikine Gold Corp., Serengeti Resources Inc. and Western Pacific Gold Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is not intended for U.S. media or circulation within the United States. The securities described herein have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire Closes Brokered Private Placement

PR04-05

Vancouver, Canada (March 15, 2004):  David Caulfield, President and CEO of Rimfire Minerals Corporation reports the Company has closed the first tranche of the $2.45 million private placement announced February 17, 2004 (PR04-03) and March 9, 2004 (PR04-04). Rimfire raised gross proceeds of $1,923,000 on March 12, 2004, from closing the brokered portion of the private placement. Dundee Securities Corporation and Canaccord Capital Corporation acted as agents for the sale of 2,136,667 units at a price of 90 cents per unit. Each unit consists of one common share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $1.15 per share on or before September 12, 2005.

The brokered portion of the offering was increased by a total of 470,000 units from the original 1,666,667 units announced on February 17, 2004.

The agents were paid a cash fee equal to 7.0 per cent of the gross proceeds raised in the offering. In addition, the agents received 213,667 broker warrants, each exercisable to purchase one common share at a price of 90 cents per share on or before September 12, 2005.

All securities issued under the financing are subject to a four-month hold period expiring July 13, 2004.

The proceeds from the private placement financing will be used for advancement of the Company’s exploration properties and for general corporate purposes.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold properties in British Columbia and Alaska. Partners include AngloGold (U.S.A.) Exploration Inc., Newmont Mining Company, Cangold Limited, Stikine Gold Corp., Serengeti Resources Inc. and Western Pacific Gold Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is not intended for U.S. media or circulation within the United States. The securities described herein have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

March 23, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

March 23, 2004
and March 15,2004

Vancouver, British Columbia

(See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4

Summary of Material Change:

David Caulfield, President and CEO of Rimfire Minerals Corporation reports the Company has closed the second tranche of the $2.45 million private placement announced February 17, 2004 (PR04-03) and March 9, 2004 (PR04-04).

Item 5

Full Description of Material Changes:

David Caulfield, President and CEO of Rimfire Minerals Corporation reports the Company has closed the second tranche of the $2.45 million private placement announced February 17, 2004 (PR04-03) and March 9, 2004 (PR04-04). Rimfire raised gross proceeds of $1,923,000 on March 12, 2004, from closing the brokered portion of the private placement. Dundee Securities Corporation and Canaccord Capital Corporation acted as agents for the sale of 2,136,667 units at a price of 90 cents per unit. Each unit consists of one common share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $1.15 per share on or before September 12, 2005. All securities issued under the financing are subject to a four-month hold period expiring July 13, 2004.

The agents were paid a cash fee equal to 7.0 per cent of the gross proceeds raised in the offering. In addition, the agents received 213,667 broker warrants, each exercisable to purchase one common share at a price of 90 cents per share on or before September 12, 2005.

Rimfire raised gross proceeds of  $736,200 on March 23, 2004, from closing the non-brokered portion of the private placement. The Company sold 818,000 units at a price of 90 cents per unit. Each unit consists of one common share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $1.15 per share on or before September 23, 2005. All securities issued under the financing are subject to a four-month hold period expiring July 24, 2004.

Global Resource Investments Ltd. will receive a fee of 40,000 units and an additional fee of 2,420 units will be paid to Michael J. De Villiers in connection with the financing. These units are on the same terms and conditions offered in the placement.

The proceeds from the private placement financing will be used for advancement of the Company’s exploration properties and for general corporate purposes.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Henry J. Awmack, Director 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of March, 2004.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.

News Desk

Canada Stockwatch

News Desk

The Northern Miner

News Desk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

April 5, 2004